D. Scott Holley	150 Third Avenue South, Suite 2800
phone: (615) 742-7721	Nashville, TN 37201
fax: (615) 742-2813	(615) 742-6200
e-mail: sholley@bassberry.com
July 21, 2011
VIA EDGAR CORRESPONDENCE AND OVERNIGHT COURIER
Mr. Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Station Place
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Green Bankshares, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed July 1, 2011 File No. 000-14289
Dear Mr. Windsor:
          On behalf of Green Bankshares, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed with the Commission on July 1, 2011 (the “Preliminary Proxy Statement”) contained in your letter dated July 18, 2011 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.
          For your convenience, we have set out the text of the comment from the Comment Letter in italics, followed by the Company’s response.
Revised Preliminary Proxy Statement on Schedule 14A filed July 1, 2011
General
1.	Revise the proxy to clarify that, as majority shareholder, NAFH would have the ability to compel a merger between Green Bankshares and NAFH. Revise your disclosure to explain to shareholders the impact of such a transaction upon their Green Bankshares stock, including any conflict of interest between NAFH and the Green Bankshares board in negotiating the merger consideration.

RESPONSE: The Preliminary Proxy Statement has been revised in accordance with the Staff’s comment.

Mr. Christian Windsor
July 21, 2011

Projected Financial Information, page 13
2.	In light of the fact that the CVR is contingent on the amount of net charge-offs incurred on GreenBank’s loans existing as of May 5, 2011, please revise to disclose projected net charge-offs to the extent they were provided to NAFH.

RESPONSE: The Preliminary Proxy Statement has been revised in accordance with the Staff’s comment. In addition to revising the Preliminary Proxy Statement to include the projected net charge-offs included in the management-prepared 2011 financial projections, the Company has also revised the Preliminary Proxy Statement in response to the Staff’s comment to disclose (i) that the Company provided NAFH with a loan portfolio analysis prepared by an independent loan valuation firm engaged by the Company to review the Company’s loan portfolio and (ii) that firm’s estimate of the range of possible credit losses that the Company may incur, which was reflected in the valuation analysis prepared by such firm and provided to NAFH. This analysis, which included an estimate of the possible credit losses that the Company might experience over a three-year period based on the valuation firm’s review of the Company’s loan portfolio as of December 31, 2010, was prepared at the request of the Company and for use by the Company’s board of directors in assessing the Company’s loan portfolio and the possible credit losses embedded within the portfolio as well as assessing the Company’s projected capital positions. The analysis was not prepared at the request of NAFH, nor was it prepared specifically for the NAFH transaction, including for the purpose of evaluating the contingent value rights being offered in the NAFH recapitalization transaction. Further, the analysis was not prepared with the expectation that it would be utilized by NAFH in evaluating the Company’s loan portfolio in connection with its consideration of entering into a transaction with the Company. For the above described reasons, the Company does not believe that the analysis is an opinion, report or appraisal that materially relates to the NAFH transactions described in the Preliminary Proxy Statement, but rather is supplemental information that the Company’s board of directors otherwise had available to it, and which was provided to NAFH.
In providing the above responses to the Staff’s comments, and in response to the Staff’s request, we have been authorized to, and hereby acknowledge on behalf of the Company that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing, and the revisions to the Preliminary Proxy Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (615) 742-7721 or by email at sholley@bassberry.com. As the Company would like to distribute a definitive proxy statement to the Company’s shareholders as soon as possible, we would appreciate your prompt attention to this matter.
Sincerely,
/s/ D. Scott Holley
DSH:cn

cc:	Matt McNair, Securities and Exchange Commission Michael J. Fowler, Green Bankshares, Inc.

2